

March 22, 2018

James Hippel
Principal Financial Officer
Bio-Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

   Re: Bio-Techne Corporation
    Form 10-K for the Fiscal Year Ended June 30, 2017
    Filed September 7, 2017
    File No. 000-17272

Dear Mr. Hippel:

  We have reviewed your February 23, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2018 letter.

Form 10-K for the Fiscal Year Ended June 30, 2017

Notes to Consolidated Financial Statements
Note 11. Segment Information, page 57

1. Refer to your response to comment two. Please explain how the Advanced Cell Diagnostics product line is similar in nature to the proteins, antibodies, immunoassays and small molecules products. It appears that the primary product portfolio in the ACD business, genomic in situ hybridization, is not similar to your core biotechnology business. For example, it appears the opportunities for growth in the ACD product line are greater than for the other product lines. You disclose on page 17 of the Form 10-Q for the quarterly period ended December 31, 2017, that the ACD product category contributed

substantially, with over 40% growth for the quarter and six months ended December 31, 2017 that was driven by the rapid research market adoption of your RNA-ISH technology. In addition, please address the disclosure on page 22 of the 10-K that in fiscal 2017, the biggest impact to gross margin as compared to fiscal 2016, was the change in product mix associated with the acquisition of ACD. Please confirm whether the product lines in the Biotechnology segment have similar gross margins. Finally, while you state that you are unable to provide the net sales for each of your five product lines within the biotechnology segment, it appears based on your disclosure of the impact of the ACD product categories that you are able to make some reasonable estimates. In this regard, provide us your estimate of the ACD product categories as a percentage of your consolidated net sales for the six months ended December 31, 2017.

You may contact Rolf Sundwall at 202-551-3105 or Vanessa Robertson at 202-551-3649 if you have any questions.

Division of Corporation Finance
Office of Healthcare & Insurance